EXHIBIT 12

ALLEGHENY ENERGY, INC. AND SUBSIDIARIES

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
($ in thousands)	2006	2005	2004	2003	2002
Earnings:
Income (loss) from continuing operations	$318,735	$75,14	$129,732	$(308,875)	$(465,749)
Exclude amounts reflected in line above:
Income tax expense (benefit)	173,543	64,77	79,669	(202,170)	(313,112)
Minority interest in income (loss) of subsidiaries	2,562	587	(882)	(7,174)	(13,509)
Preferred dividends of subsidiary	1,172	4,071	5,037	5,037	5,037
Amortization of capitalized interest	1,644	2,695	2,288	1,592	852
Loss (income) from unconsolidated equity investees	(325)	770	663	948	33,767
Add fixed charges (see below)	286,769	453,559	419,448	454,461	299,343
Less amounts included in fixed charges:
Capitalized interest	(6,943)	(3,065)	(3,432)	(15,394)	(12,628)
Preference security dividend requirements of consolidated subsidiary (Note 1)	(1,739)	(7,284)	(7,967)	(8,233)	(8,284)

Total Earnings (as defined)	$775,418	$591,249	$624,556	$(79,808)	$(474,283)

Fixed charges:
Interest expensed and capitalized	$280,483	$440,787	$404,505	$439,482	$280,298
Estimated interest component of rental expense	4,547	5,488	6,976	6,746	10,761
Preference security dividend requirements of consolidated subsidiary (Note 1)	1,739	7,284	7,967	8,233	8,284

Total Fixed Charges (as defined)	$286,769	$453,559	$419,448	$454,461	$299,343

Ratio of Earnings to Fixed Charges	2.70x	1.30x	1.49x	(Note 2)	(Note 2)

Notes:

1	The preference security dividend requirement represents the amount of pre-tax earnings required to pay the dividends on outstanding preference securities of a subsidiary held by non-affiliates.
2	For the years ended December 31, 2003 and 2002, there are deficiencies of earnings to cover fixed charges of $534,269 and $773,626, respectively.